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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **69382**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Preferred Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3284 Northside Parkway, NW Suite 150
(No. and Street)

Atlanta	**GA**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Haworth **770-818-4100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Colson & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1640 Powers Ferry Rd, Building 11, Suite 300	**Marietta**	**GA**	**30067**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form







displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Albert Haworth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Preferred Capital Securities, LLC**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KIMBERLY L. ONYSKIW
My Commission Expires
NOTARY PUBLIC
02-02-2021
HALL COUNTY, GEORGIA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

Preferred Capital Securities, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statement

energy . insight . growth

MOORE COLSON
CPAs and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Preferred Capital Securities, LLC
Atlanta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Preferred Capital Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Preferred Capital Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Preferred Capital Securities, LLC's management. Our responsibility is to express an opinion on Preferred Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Preferred Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moore, Colson + Company, P.C

We have served as Preferred Capital Securities, LLC's auditor since 2015.

Marietta, Georgia
February 21, 2018

Moore Colson CPAs and Advisors

1640 powers ferry road • governor's ridge • building 11 • suite 300 • marietta, ga 30067 • www.moorecolson.com • p 770.989.0028 • f 770.989.0201

member of PrimeGlobal | An Association of Independent Accounting Firms

Preferred Capital Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets:		
Cash and cash equivalents	$	1,759,592
Clearing deposit		50,000
Due from related party		131,234
Furniture, fixtures & equipment, net of accumulated depreciation of $93,508		514,500
Prepaid expenses and other assets		261,231
Total assets	$	2,716,557
Liabilities:		
Accounts payable and accrued expenses	$	990,295
Due to related party		62,195
Total liabilities		1,052,490
Member's equity		1,664,067
Total liabilities and member's equity	$	2,716,557

See accompanying notes to financial statements.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preferred Capital Securities, LLC (the Company), a wholly owned subsidiary of Nell Partners, Inc. (the Parent), is a Georgia limited liability company that was formed on September 17, 2013, with minimal operations until February 2, 2015 (date approved for membership by the Financial Industry Regulatory Authority (FINRA)). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of FINRA. The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling of security offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. On January 9, 2018, Cherokee Rose Investments, LLC became the sole member of the Company. Cherokee Rose Investments, LLC and the Company's former Parent, Nell Partners, Inc., share common ownership.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company holds a substantial amount of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains cash and cash equivalents in accounts with financial institutions that from time to time exceed the FDIC insured limit. At December 31, 2017, the Company's uninsured cash balances totaled $1,642,824. The Company places its cash and cash equivalents with high-credit-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Deposit

The Company is required to maintain a minimum balance of $50,000 with its clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net is stated at cost. Depreciation for financial reporting purposes is based on the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of prepaid insurance, prepaid FINRA licensing fees and prepaid broker-dealer sponsorships.

Income Taxes

The Company is a limited liability company, and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by the Parent on its respective tax return. Therefore, no provision for income taxes has been made in the accompanying financial statements.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by relevant taxing authorities. The Company has analyzed its tax positions taken and has concluded that as of December 31, 2017 there are no uncertain tax positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Company and its Parent are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 2 – FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2017:

Furniture and fixtures	$ 278,417
Computer hardware	224,814
Computer software	22,000
Office equipment	82,777
Less accumulated depreciation	(93,508)
Furniture, fixtures and equipment, net	$ 514,500

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a) the maintenance of minimum net capital and b) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $757,102, which was $686,936 in excess of its required net capital of $70,166. The Company's aggregate indebtedness ratio was 139.02%.

NOTE 4 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company has an expense sharing agreement with an affiliate of the Parent which is updated annually. Under the agreement, the Company reimburses the affiliate for office rent, utilities, office equipment, phone costs and other miscellaneous reimbursable expenses. The Company also reimburses the affiliate for accounting, legal, and human resource services. As of December 31, 2017, shared expenses of $62,195 are payable and included in due to related party in the Statement of Financial Condition.

Offering Costs

Offering costs paid by the Company are reimbursed by the issuer of the security offering, who is an affiliate of the Parent. As of December 31, 2017, offering costs reimbursements of $131,234 are receivable and included in Due from related party in the Statement of Financial Condition. Subsequent to December 31, 2017, this receivable was collected in full (Note 8).

Reimbursable Expenses

The Company reimburses an affiliate for routine operational expenses paid on behalf of the Company.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2017

NOTE 5 - CONCENTRATIONS

For the year ended December 31, 2017, the Company's distribution fee revenues through February 14, 2017 were earned under a wholesaler agreement with a dealer manager in which the Company marketed and assisted with the offering and sale of securities of an affiliate of the Parent. Beginning February 15, 2017, the Company's distribution fee revenues were earned under two wholesaling agreements as the exclusive dealer manager in which the Company marketed and assisted with the offering and sale of securities of an affiliate of the Parent.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of operations, the Company may become involved with claims and disputes, and is subject to periodic examinations by regulatory agencies. At December 31, 2017, the Company is not involved with or aware of any claims, disputes, or examinations that would have a material effect on the Company's financial position.

NOTE 7 – GOING CONCERN AND PARENT SUPPORT

During the year ended December 31, 2017, the Company's operating deficit during 2017 was funded by capital contributions from the Parent. The Company expects that it will require additional capital contributions from the Parent to support its operations for a period of twelve months following February 21, 2018. The Parent has stated it will continue to provide such support to the Company. Having considered this information and the Parent's ability to continue to support the Company's operations, management believes the Company's plan is probable of being executed and continues using the going concern basis in preparing the Company's financial statement, which assumes that the Company will continue in operation for a period of twelve months following the date this financial statement is issued.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2018, the date the Statement of Financial Condition was available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statements, except for the following:

On January 16, 2018, the Parent made a capital contribution of $450,000.

On January 31, 2018, the Due from related party of $131,234 was received in full.

On February 6, 2018, the Parent made a capital contribution of $200,000.

On February 16, 2018, the Parent made a capital contribution of $300,000.